Exhibit 99.2

SAVERONE 2014 LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of SaverOne 2014 Ltd. (the “Company”) hereby appoints, Ori Gilboa, Chief Executive Officer, and Tony Klein, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s at Em Hamoshavot Rd. 94, Petah Tikva, Israel, on Thursday, August 18, 2022, at 3:00 p.m. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special Meeting of Shareholders and Proxy Statement relating to the said Meeting.

The undersigned acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

SAVERONE 2014 LTD.

August 18, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect Sharon Schreiber as an external director for a three-year term ending August 18, 2025

☐	FOR	☐	AGAINST	☐	ABSTAIN

1A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2022
NAME	SIGNATURE	DATE
_____________, 2022
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.